Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 8, 2021

Email from CEO to All Employees:

Monday, November 8, 2021 at 6:23AM

FiscalNote Global Team,

I’m excited to let you all know that just minutes ago, we formally announced our plans to go public through a merger with Duddell Street Acquisition Corp, a Special Purpose Acquisition Company (SPAC).

Upon the successful close of the transaction, the newly combined company is expected to be listed on the Nasdaq under the ticker symbol “NOTE” (NASDAQ: NOTE) and will continue to operate under the FiscalNote name, with the same management.  (Closing is expected in the first quarter of 2022, subject to, among other things, Duddell Street shareholder approval, regulatory approvals, and customary closing conditions.)

A few housekeeping items before I discuss why this is an extraordinary moment for FiscalNote:

•	Social Media: Feel free to like/share company-posted news only and any general excitement you might have, but do not share specific information about FiscalNote’s clients, revenue, products, etc. (More in FAQs)

•	All Hands Meeting: We will host an All Hands meeting today at 9:30 AM ET. You will receive an invite shortly.

•	FAQs: Please take a moment to read the FAQs attached to this email.

This is an incredibly exciting moment for FiscalNote, but before I go into why, it’s important I reiterate with everyone that this doesn’t change our strategy and doesn’t change our mission. In fact, this event will only seek to accelerate everything that we’ve been looking to accomplish. As I’ve said before, going public is simply a mechanism that could best position us to achieve our mission. This is a milestone on our path toward fundamentally changing the way people and organizations interact with their governments.

When Gerald, Jonathan, and I bootstrapped our way out to Silicon Valley in the summer of 2013 with the little cash we had, we knew the deck was stacked against us. We had no meaningful relationships in the industry or with investors. We had limited funds. And senior year of college was going to start shortly in the fall. We bought a one way ticket to Silicon Valley, camped out in a cramped Motel 6 room, and crossed our fingers that it would work out.

But we had an idea, and it was a damn good one. And with only days left in our stay out west, we sent the following cold email to Mark Cuban that would ultimately jumpstart the early funding for FiscalNote:

“I am currently working with a team on a startup, FiscalNote, that will change the way enterprises and non-profits receive government information using natural language processing and machine learning [...] We have big plans for disruption in this space from procurement to legal intelligence and we'd love to show you more!”

From there, we raised $1.3 million in seed funds, deciding we’d be best served moving closer to potential clients in the Washington, DC area. My senior year of college was spent in multiple tiny FiscalNote offices in Bethesda and prospective client offices in DC. I wrote my college thesis while traveling back and forth to Princeton on Amtrak (cue relevant Joe Biden reference) while building this company. I’ll never trade those real-world lessons I learned in that first year building FiscalNote -- dealing with investor and client rejection, deals crumbling, constantly worrying about if we would make payroll, and many sleepless nights in a dinky office with no windows in the work area and no heating in the evenings, all in endless pursuit of this opportunity we observed in the market. And I’ll never forget the excitement of that first check -- $20,000 in December 2013 -- from our first full paying, subscription customer. In six short months we had built something from nothing, and people were willing to pay for it!

Skip forward eight years, and today, we’re roughly 650+ team members strong across four continents. We serve some of the biggest and most influential companies, governments, and people in the world. Even our headquarters is now located on Pennsylvania Ave halfway between the US Capitol and the White House. Influential people make important decisions based on the information and software we serve them. That’s still a concept that blows my mind today.

But how did we get here? In short, we got here as a result of two important things. The first is our focus on building a culture of smart, driven, relentless, and exceptional achievers who Know Their Audience, Find the Truth, Drive Alignment, Own the Job, have a Bias for Action, Level Up, and Support the Family. Our high bar for talent and these values have guided our principles of management and operations for the last several years and have enabled us to defy the odds toward building an amazing organization. Getting to this point has not been easy and likely we will face much more adversity ahead, but I am so grateful to the hard working individuals who have dedicated themselves and their talents to get the company to where it is today and where it will be in the future.

The second is on our bold, pioneering entrepreneurship and invention paired with a willingness to push the boundaries of normalcy in the market. We invented a new category when no one said it could be done. We pioneered novel ways to analyze laws and regulations. We created and launched multiple products that touch the world’s most important decision makers. We brainstormed and rolled out new industry terminology like GRM and Issues Management that we would later see in competitors’ marketing collateral.  We pushed the boundaries of the industry by consolidating and growing the business in ways that were unimaginable for an early stage startup. These inventions and achievements were enabled by a relentless focus on solving problems for customers, constantly pushing to speed the pace of our decisions and business, driving raw experimentation, and driving toward our long term mission.

That exciting feeling you have staring at an empty sheet of paper or a blank canvas, with all the hopes and imagination of being able to invent something new; the tension right before putting pen to paper and crossing the line from possible to inevitable defines the very heart of entrepreneurship. While there may be new forces that push against us (short-term market volatility or the slowing bureaucracy of a larger organization), the success and future of this company rides on our ability to protect this mentality, preserve this entrepreneurial energy, and to create and invent new things that solve novel challenges for our customers. These will be critical as we pass through the first mile of the marathon that is FiscalNote’s story.

I truly believe we’re still in the early innings at FiscalNote’s growth.

The pace of political, legal, legislative, and regulatory activity is unrelenting, and only speeding up. Autonomous cars, digital currencies, online sports betting, the gig economy -- these regulated sectors of the future (and many more we have yet to even realize) are operating in today’s legal equivalent of a wild west. The decision makers at these organizations cannot be blind to the laws proposed and regulations being promulgated that will govern the way they operate. They come to us to develop a deeper understanding of policy and geopolitical developments, to build community, to better understand the people they represent. For us, the process of going public is the start of a new journey as we accelerate our efforts into helping to resolve these challenges.

I’m excited about the future of FiscalNote. We serve businesses and industries of all types and sizes. Not only private industry, but members of government rely on the products we build, the information we gather, the journalism we do to get their jobs done. This is an incredibly humbling position to be in -- one of sacred trust to provide non-partisan and data-driven insights to our customers and readers.  Our biases lay with truth and technology, and leveraging a balanced approach with humans and machines to more easily surface that truth will be the bread and butter that drives continued growth for the company.

And in the process, we’re doing great work for society. We’re democratizing access to information that was once siloed in the hands of the privileged few. And as Nelson Poynter, the founder of CQ, once said, “The federal government will never set up an adequate agency to check on itself, and a foundation is too timid for that. So it had to be a private enterprise beholden to its clients.” And that’s who we are. In serving our clients, we hold true to our roots in providing that tremendous service to society.

Going public will enable us to further this mission with the scale and reach of a larger company. With a global presence, financial resources, and hundreds of amazingly talented individuals, we have the potential to make a tremendous difference in the world. But we should never forget the nimbleness and entrepreneurial heart that have made the company so successful today. The past 8 years were just the pilot episode for FiscalNote and the rest of our story has yet to be written.

This is a big milestone for the company and we should absolutely celebrate all that we have accomplished together. Our work is meaningful, mission-driven and important, and I’m so blessed to work with such an amazing group of individuals every single day. I hope that as we enter into this next phase as a company, as we go through the ups and downs, we cherish working together in the good times and support one another when times get tough, and that we ultimately never lose sight of what got us to this point.

Cheers!

Tim

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street ’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.